UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

FXCM Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

302693 106

(CUSIP Number)

David S. Sassoon

c/o FXCM, Inc.

55 Water Street, New York, NY 10041

(646) 432-2986

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 1, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note : Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 302693 106	13D	Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSONS Eduard Yusupov, Individually and as Trustee of The Eduard Yusupov 2012 GRAT
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 5,027,100
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 5,027,100
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,027,100
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 302693 106	13D	Page 3 of 7 Pages

1.	NAMES OF REPORTING PERSONS Leya Yusupov, as trustee of various trusts
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,965,615
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,965,615
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,965,615
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 302693 106	13D	Page 4 of 7 Pages

1.	NAMES OF REPORTING PERSONS Mikhail Yusupov, as trustee of various trusts
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,965,615
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,965,615
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,965,615
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 302693 106	13D	Page 5 of 7 Pages

Amendment No. 2 to Statement on Schedule 13D

This Amendment No. 2 (this “Amendment”) amends and supplements the statement on Schedule 13D filed by Eduard Yusupov with the Securities and Exchange Commission on January 23, 2012, as amended on February 26, 2013 (the “Schedule 13D”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D. Except as otherwise specified in this Amendment, all previous Items remain as previously reported in the Statement and are unchanged. This Amendment is being filed to report certain annuity payments froma grantor retained annuity trust for the benefit of the Reporting Person and to report certain transfers by the Reporting Person’s grantor retained annuity trust to trusts for the benefit of the Reporting Person’s family.

Item 2.  Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated as follows:

This Schedule 13D is being filed by Eduard Yusupov, individually and as trustee of the Eduard Yusupov 2012 GRAT and by Leya Yusupov and Mikhail Yusupov, as trustees of various trusts for the benefit of the Yusupov family. Eduard Yusupov, Leya Yusupov and Mikhail Yusupov are referred to herein as the “Reporting Persons”.

Eduard Yusupov is a citizen of the United States and is a Director of the Issuer and is also the Global Head of Dealing and a Managing Director at the Issuer. Leya Yusupov is a citizen of the United States and is a Dealer in the Dealing division of the Issuer. The Issuer is an online provider of foreign exchange trading and related services to domestic and international retail and institutional customers and offers customers access to global over-the-counter foreign exchange markets. The principal business address of Eduard Yusupov and Leya Yusupov is c/o FXCM Inc., 55 Water Street, Floor 50, New York, NY 10041.

Mikhail Yusupov is a citizen of the United States and is a broker at Phi Capital Management, which provides an electronic platform for foreign exchange trading, with a principal business address of c/o Phi Capital Management, 11 Broadway, New York, NY 10004.

During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

The first paragraph of Item 3 of the Schedule 13D is hereby amended and restated as follows:

Eduard Yusupov beneficially owns 4,933356 units of FXCM Holdings LLC (“FXCM Holdings”), all of which are held directly, all of which were formerly held by either Eduard Yusupov or the Eduard Yusupov 2010 GRAT or the Eduard Yusupov 2012 GRAT.  Leya Yusupov and Mikhail Yusupov each beneficially owns 2,965,615 units of FXCM Holdings as co-trustees over trusts established for the benefit of the Yusupov family, which trusts received these units of FXCM Holdings from the Eduard Yusupov 2010 GRAT or the Eduard Yusupov 2012 GRAT, which originally received such units from Eduard Yusupov. These units were originally received in a reclassification of the outstanding limited liability company interests of FXCM Holdings effected prior to the initial public offering of the Class A Common Stock of the Issuer.

In addition to the units of FXCM Holdings reported herein, the Reporting Person has also acquired 93,744 shares of Class A Common Stock in the open market for an aggregate purchase price of $928,632 using personal funds.

Item 4.  Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and restated as follows:

The information set forth under Items 3 and 6 is hereby incorporated by reference.

On February 15, 2012, the Eduard Yusupov 2010 GRAT distributed 2,761,194 units of FXCM Holdings to Eduard Yusupov who contributed those units of FXCM Holdings to the Eduard Yusupov 2012 GRAT. These transactions did not change Eduard Yusupov’s beneficial ownership in shares of Class A Common Stock. On February 14, 2013, the Eduard Yusupov 2010 GRAT terminated and transferred 2,717,751 units of FXCM Holdings to Eduard Yusupov, individually, and transferred 1,973,142 units of FXCM Holdings to trusts for the benefit of the Yusupov family, for which Leya Yusupov and Mikhail Yusupov are trustees. On February 25, 2013, the Eduard Yusupov 2012 GRAT distributed 854,750 units of FXCM Holdings to Eduard Yusupov. On April 1, 2014, the Eduard Yusupov 2012 GRAT terminated and distributed 913,971 units of FXCM Holdings to Eduard Yusupov and transferred 992,473 units of FXCM Holdings to trusts for the benefit of the Yusupov family, for which Leya Yusupov and Mikhail Yusupov are trustees.

All of the securities reported herein were acquired for investment purposes. The Reporting Persons intend to review on a continuing basis the investment in the Issuer. Based on such review, any Reporting Person may acquire, or cause to be disposed, such securities at any time or formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of such Reporting Person, the Issuer’s business, financial condition and operating results, general market and industry conditions or other factors.

In his capacity as a director of the Issuer, Eduard Yusupov may take an active role in working with the Issuer’s management on operational, financial and strategic initiatives. Except as otherwise described in this Schedule 13D, Eduard Yusupov does not currently have any plans or proposals that would result in or relate to any of the transactions or changes listed in Items 4(a) through 4(j) of Schedule 13D. However, as part of the ongoing evaluation of this investment and investment alternatives, Eduard Yusupov may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer, other stockholders of the Issuer or other third parties regarding such matters.

Item 5.  Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

The ownership percentages set forth below are based on 45,752,292 shares of the Issuer’s Class A Common Stock outstanding as ofMarch 12, 2014 as set forth in the Annual Report on Form 10-K filed by the Issuer with the Securities and Exchange Commission on March 17, 2014, plus the number of shares of Class A Common Stock that may be received upon exchange of units of FXCM Holdings beneficially owned by the Reporting Persons, as applicable.

(a)  As a result of the Exchange Agreement, (i) Eduard Yusupov may be deemed to beneficially own a total of 5,027,100 shares of Class A Common Stock (based on the number of shares of Class A Common Stock held directly and 4,933,356 shares of Class A Common Stock that may be received in exchange of units of FXCM Holdings by him directly), representing 9.9% of the total number of shares of Class A Common Stock outstanding and (ii) each of Leya Yusupov and Mikhail Yusupov may be deemed to beneficially own 2,965,615 shares of Class A Common Stock (based on the shares of Class A Common Stock that may be received in exchange of units of FXCM Holdings), representing 6.1% of the total number of shares of Class A Common Stock outstanding.

(b) Eduard Yusupov has the sole power to vote and dispose of the shares of Class A Common Stock that he beneficially owns and each of Leya Yusupov and Mikhail Yusupov has shared power to vote and dispose of the shares of Class A Common Stock that each beneficially owns.

(c)  Other than as disclosed in Item 4, none of the Reporting Persons has effectuated a transaction in the class of securities reported in the past sixty days.

(d)  Other than the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Reporting Persons’ securities.

(e)  As a result of the final payments pursuant to the trust agreement governing the Eduard Yusupov 2012 GRAT, such trust ceased to beneficially own any securities of the Issuer as of April 1, 2014.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The first paragraph of Item 6 of the Schedule 13D is hereby amended and restated as follows:

Eduard Yusupov holds one share of Class B common stock (the “Class B Common Stock”) of the Issuer and Leya Yusupov and Mikhail Yusupov beneficially own two shares of Class B Common Stock of the Issuer as trustees of the trusts for the benefit of the Yusupov family. Each holder of Class B Common Stock is entitled to a number of votes at the Issuer’s stockholder meetings that is equal to the number of units in FXCM Holdings held by such holder, regardless of the number of shares of Class B Common Stock held by such holder.

Each of the Reporting Persons disclaims that he or she is a member of any group with respect to shares of Class A Common Stock for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or otherwise.

CUSIP No. 302693 106	13D	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

/s/ Eduard Yusupov
Eduard Yusupov, individually and as trustee of the Eduard Yusupov 2012 GRAT

/s/ Leya Yusupov
Leya Yusupov, as trustee of various trusts

/s/ Mikhail Yusupov
Mikhail Yusupov, as trustee of various trusts

Date: April 11, 2014